January 10, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Environmental Impact Acquisition Corp.

Registration Statement on Form S-4

Originally Filed September 7, 2021

Registration No. 333-259375

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Wednesday, January 12, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Environmental Impact Acquisition Corp. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Steven Stokdyk of Latham & Watkins LLP, counsel to the Company, at (213) 891-7421, or in his absence, Brent Epstein of Latham & Watkins LLP at (213) 891-8185, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Environmental Impact Acquisition Corp.

By:	/s/ Andrew F. Viles
Andrew F. Viles
General Counsel

cc:	Andrew F. Viles, Environmental Impact Acquisition Corp.

Daniel Coyne, Chief Executive Officer, Environmental Impact Acquisition Corp.

Marc Marano, Chief Financial Officer, Environmental Impact Acquisition Corp.

Steven Stokdyk, Latham & Watkins LLP

Brent Epstein, Latham & Watkins LLP